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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment     )*

KongZhong Corporation

(Name of Issuer)

Ordinary Shares, par value $0.0000005 per share and American Depositary Shares(1)

(Title of Class of Securities)

50047P104(2)

(CUSIP Number)

Wargaming.net LLP Office 415, 60 Cannon Street London, EC4N 6NP United Kingdom Telephone: [+44 203 1293634]

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 11, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § §240.1 3d- l(e), 240.13d-l(f) or 240.13d- l(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Each American Depositary Share represents 40 ordinary shares.
(2)	This CUSIP number applies to the Issuer’s American Depositary Shares.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	40047P104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Wargaming.net LLP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC & OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power 120,000,000
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 120,000,000
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 120,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.734%
14.	Type of Reporting Person (See Instructions) CO

2

Item 1. Security and Issuer

This Schedule 13D relates to warrants to purchase up to an aggregate of 200,000,000 Ordinary Shares (equivalent to 5,000,0000 ADSs) of KongZhong Corporation, a United Kingdom corporation (the “Issuer”), with its principal executive office at 35th Floor, Tengda Plaza, No. 168 Xizhimenwai Street, Beijing, China 100044. One warrant to purchase up to 120,000,000 Ordinary Shares (the equivalent of 3,000,000 ADSs) is immediately exercisable by the Reporting Person. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 2. Identity and Background

(a) Wargaming.net LLP. The Reporting Person is a United Kingdom limited liability partnership. The managing members of the Reporting Person are Ockster Financial Corporation, a British Virgin Islands corporation, Lunarbell Management Inc., a British Virgin Islands corporation, Sandrix Business Inc., a British Virgin Islands corporation and Kloyster Systems Corp., a British Virgin Islands corporation. Each of the managing members disclaims beneficial ownership of the warrants and the underlying Ordinary Shares except to the extent of its pecuniary interest. Each of the foregoing is referred to as a “Reporting Person”.

(b) The principal place of business of Wargaming.net LLP is Office 415, 60 Cannon Street, London EC4N 6NP, United Kingdom.

(c) The principal place of business of Wargaming.net LLP is Office 415, 60 Cannon Street, London EC4N 6NP, United Kingdom.

(d) During the past five years none of the Reporting Persons have been convicted in a criminal proceeding.

(e) During the past five years none of the Reporting Persons have been party to a civil proceeding of a judicial or administrative body of competent jurisdiction, where, as a result of such proceeding the Reporting Person is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or any finding of any violation with respect to such laws.

(f) Wargaming.net LLP is a citizen of the United Kingdom. Each of the other Reporting Persons is a resident of the British Virgin Islands.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Person has acquired warrants to purchase up to an aggregate of 200,000,000 Ordinary Shares. The warrants have a duration ranging from one to six years, and the exercise of the warrants is subject to various conditions set forth in certain licensing agreements between the Issuer and Reporting Person. The Reporting Person will use working capital funds to exercise the warrants.

Item 4. Purpose of the Transaction

The warrants were acquired in connection with a strategic business relationship between the Issuer and the Reporting Person. The warrants were acquired for investment purposes only and were not intended to, and did not affect any change in the control of the Issuer.

Item 5. Interest in Securities of the Issuer

(a) The warrants are exercisable for the purchase of an aggregate of 200,000,000 Ordinary Shares (the equivalent of 5,000,000 ADSs) representing 10.741% of Issuer’s Ordinary Shares outstanding as of December 31, 2011. One warrant to purchase up to 120,000,000 Ordinary Shares (the equivalent 3,000,000 ADSs) is immediately exercisable by the Reporting Person. The Reporting Person will have the sole power to vote, direct the vote, dispose and direct the disposition of such Ordinary Shares (and the equivalent ADSs) upon exercise of the warrants.

(b) There is no shared power to vote or to direct the vote, or shared power to dispose or to direct the disposition, of any shares of Ordinary Shares referenced in paragraph 5(a).

(c) Except as reported herein, the Reporting Person has not engaged in any transactions in the common stock of the Issuer during the past 60 days.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer

The Reporting Person has the sole voting and dispositive power over the securities.

Item 7. Material to be Filed as Exhibits

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Wargaming.net LLP

By	/s/ Eugene Kislyi
Title	Manager
Date:	May 21, 2012